

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-mail
Carlos E. Gálvez
Chief Financial Officer
Buenaventura Mining Company Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

Re: **Buenaventura Mining Company Inc.**
         Form 20-F for the Year Ended December 31, 2013
         Filed April 30, 2014
         Response Dated April 10, 2015
         File No. 001-14370

Dear Mr. Gálvez:

We have reviewed your April 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

Form 20-F for the Year Ended December 31, 2013
Financial Statements – Compañia de Minas Buenaventura S.A.A and subsidiaries, page F-1
Note 27. Disclosure of information on segments, page F-84

1.   Please address the following points regarding your proposed disclosure in response to comment 1.

    - Confirm that the amounts presented in the total column at schedule II will agree to the amounts presented in your consolidated financial statements for all periods presented. In this regard, we note that major line items such as total revenues, gross profit, operating profit and net loss per schedule II do not agree with the amounts presented in the historical statement of operations in your Form 20-F for the year ended December 31, 2013. For example, the net loss of $79,736 presented in Schedule II does not agree to the net loss of $74,154 disclosed in your statement of operations. Please explain and reconcile these differences.

- Provide expanded disclosure that separately quantifies and describes the nature of each component included in the adjustments and eliminations column to comply with paragraph 28 of IFRS 8.

- Please expand your disclosure to describe the activities that are captured in the "Corporate" column.

- Please include a discussion within Management's Discussion and Analysis of each relevant, reportable segment you consider appropriate to an investor's understanding of your business.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining